Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel 212.476.9000

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Neuberger Berman Management LLC

Investor Information

(877) 461-1899

NEUBERGER BERMAN CLOSED-END FUNDS ANNOUNCE
FINAL RESULTS OF TENDER OFFERS

NEW YORK, NY October 23, 2009 — Neuberger Berman California Intermediate Municipal Fund Inc. (NYSE Amex: NBW), Neuberger Berman Income Opportunity Fund Inc. (NYSE Amex: NOX) and Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE Amex: NRO) (each, a “Fund” and, collectively, the “Funds”) each announced the final results of its tender offer.

The tender offers, which expired at 5:00 p.m., New York City time on Friday October 16, 2009, were oversubscribed. In accordance with the terms of each Fund’s Offer to Purchase, notwithstanding that its tender offer is oversubscribed, each Fund will accept all common stock properly tendered by stockholders holding fewer than 100 shares of common stock who tendered all their shares and provided appropriate certification as part of their tender (“odd-lot adjustment”). Since the total number of shares tendered exceeds the number of shares each Fund offered to purchase, each Fund will purchase the maximum percentage of outstanding common stock previously announced (10% for each of NOX and NBW and 5% for NRO) on a pro-rata basis, after making the odd-lot adjustment, based on the number of shares properly tendered, the “Pro-Ration Factor.” The final results of the tender offers are provided in the table below.

Fund	Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price (98% of NAV on Expiration Date)	Number of Outstanding Shares after Tender Offer
NBW	1,464,811	611,942	40.69%	$14.15	5,507,477
NOX	2,199,723	1,596,095	72.47%	$6.38	14,364,850
NRO	4,436,917	3,424,642	77.15%	$3.00	65,068,197

The Funds will purchase the common shares that they accept for tender as promptly as practicable. Stockholders who have questions regarding the tender offers should contact their financial advisors, or should call Mellon Investor Services LLC, the information agent for the tender offers, at (866) 223-8669 or the Funds at (877) 461-1899.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s leading independent, employee-controlled asset management companies. As of September 30, 2009, assets under management were approximately $168 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals though customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment adviser to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.